UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

ATA Inc.

(Name of Issuer)

Common Shares*

American Depositary Shares

(Title of Class of Securities)

00211V106**

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

* Not for trading, but only in connection with the registration of American Depositary Shares each representing 2 common shares.

** This CUSIP number applies to the American Depositary Shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00211V106

1	Names of Reporting Persons Kevin Xiaofeng Ma

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 5,198,988 common shares[1]

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,198,988 common shares[1]

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,198,988 common shares[1]

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 11.3%[2]

12	Type of Reporting Person (See Instructions) IN

[1] Includes (i) 200,000 common shares held by Kevin Xiaofeng Ma and (ii) 4,998,988 common shares held by Able Knight Development Limited, a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of Ma Family Trust, an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Kevin Xiaofeng Ma is the sole director of Able Knight Development Limited.

[2] Based on 46,091,518 outstanding common shares as of December 31, 2013.

CUSIP No.	00211V106

1	Names of Reporting Persons Able Knight Development Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 4,998,988 common shares[3]

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,998,988 common shares[3]

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,998,988 common shares[3]

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 10.8%[4]

12	Type of Reporting Person (See Instructions) CO

[3] Includes 4,998,988 common shares held by Able Knight Development Limited, a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of Ma Family Trust, an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Kevin Xiaofeng Ma is the sole director of Able Knight Development Limited.

[4] Based on 46,091,518 outstanding common shares as of December 31, 2013.

CUSIP No.	00211V106

1	Names of Reporting Persons Precious Time Holdings Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 4,998,988 common shares[5]

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,998,988 common shares[5]

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,998,988 common shares[5]

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 10.8%[6]

12	Type of Reporting Person (See Instructions) CO

[5] Includes 4,998,988 common shares held by Able Knight Development Limited, a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of Ma Family Trust, an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Kevin Xiaofeng Ma is the sole director of Able Knight Development Limited.

[6] Based on 46,091,518 outstanding common shares as of December 31, 2013.

CUSIP No.	00211V106

1	Names of Reporting Persons Ma Family Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 4,998,988 common shares[7]

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,998,988 common shares[7]

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,998,988 common shares[7]

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 10.8%[8]

12	Type of Reporting Person (See Instructions) OO

[7] Includes 4,998,988 common shares held by Able Knight Development Limited, a British Virgin Islands company wholly owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of Ma Family Trust, an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Kevin Xiaofeng Ma is the sole director of Able Knight Development Limited.

[8] Based on 46,091,518 outstanding common shares as of December 31, 2013.

CUSIP No.	00211V106

Item 1(a)	Name of Issuer: ATA Inc. (“Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices: 8th Floor, Tower E, 6 Gongyuan West St. Jian Guo Men Nei Beijing 100005, China

Item 2(a)	Name of Person Filing: Kevin Xiaofeng Ma Able Knight Development Limited Precious Time Holdings Limited Ma Family Trust
Item 2(b)

Address of Principal Business Office or, if none, Residence

Kevin Xiaofeng Ma

8th Floor, Tower E, 6 Gongyuan West St.

Jian Guo Men Nei

Beijing 100005, China

Able Knight Development Limited

Portcullis TrustNet Chambers, P.O. Box 3444

Road Town, Tortola

British Virgin Islands

Precious Time Holdings Limited

21 Collyer Quay #19-01,

HSBC Building,

Singapore 049320

Ma Family Trust

21 Collyer Quay #19-01,

HSBC Building,

Singapore 049320

Item 2(c)

Citizenship

Kevin Xiaofeng Ma — People’s Republic of China

Able Knight Development Limited — British Virgin Islands

Precious Time Holdings Limited — British Virgin Islands

Ma Family Trust — Cayman Islands

Item 2(d)	Title of Class of Securities: Common shares, par value US$0.01 American Depository Shares, each representing two common shares
Item 2(e)	CUSIP Number: 00211V106

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):
Not applicable.

CUSIP No.	00211V106

Item 4.	Ownership
(a)

Amount beneficially owned:

The information for each reporting person contained in Items 5-11 of the cover pages to this schedule is incorporated herein by reference.  As trustee of Ma Family Trust, HSBC International Trustee Limited has indirect voting and dispositive power with respect to the shares held by Able Knight Development Limited. HSBC International Trustee Limited reports its beneficial ownership with respect to the 4,998,988 common shares on its own individual Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

CUSIP No.	00211V106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2014

Kevin Xiaofeng Ma

/s/ Kevin Xiaofeng Ma

Able Knight Development Limited

By:	/s/ Kevin Xiaofeng Ma
Name:	Kevin Xiaofeng Ma
Title:	Sole director of Able Knight Development Limited

Precious Time Holdings Limited

By:	/s/ Annette Sui & Sharnika Wijetunge
Name:	Annette Sui & Sharnika Wijetunge
Title:	Authorised Signatories of Precious Time Holdings Limited

Ma Family Trust

By:	/s/ Annette Sui & Sharnika Wijetunge
Name:	Annette Sui & Sharnika Wijetunge
Title:	Authorised Signatories of HSBC International Trustee Limited, as trustee

CUSIP No.	00211V106

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement (incorporated by reference to Exhibit A of the initial Schedule 13G filed with the Securities and Exchange Commission on February 17, 2009)